15048762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 51365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2014 (MM/DD/YY) AND ENDING 12.31.2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: bd|APCO (WINDRIVER CAPITAL LLC)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

724 E. 1220 N.
(No. and Street)

OREM (City) UT (State) 84097 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801.232.2229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN PC
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. (Address) SLC (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CB 3/12/15

CB 3/12/15

OATH OR AFFIRMATION

I, STEVEN A. BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDRIVER CAPITAL LLC, dba bd | APLO, as of 12.31.2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

MANAGING MEMBER
Title

* SEE ATTACHED PAGE. SAB
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA NOTARY CERTIFICATE OF ACKNOWLEDGMENT/JURAT ADDENDUM (FOR USE IN CA ONLY)

For use for CA Notary Acknowledgment only:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ___________

On ____________before me _________________________(here insert name and title of officer), personally appeared ____who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the attached _________________________ [name of document] instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal (SEAL)

_________________________________(Signature)

For use for CA Notary Jurat only:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2015 by Steven A. Bates, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal___________________________

Signature [signature]

MONICA Y. IBARRA CARDENAS
COMM.# 2057521
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Feb. 10, 2018

05-53-8123NSBW 12-2014

bd|APCO
1031 South Douglas
Salt Lake City, UT 84105
801-232-2229

January 25, 2015

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Attention: Benjamin Young, CPA, CDFM

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Young:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA, WindRiver Capital LLC (dba bd|APCO, the "Company") operates pursuant to the K(2)(i) of SEC Rule 15c3-3. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

The Company met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Steve Bates
Managing Member

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WindRiver Capital LLC
Provo, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) bd|Cortina, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WindRiver Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) WindRiver Capital LLC stated that WindRiver Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WindRiver Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
February 03, 2015

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

WindRiver Capital LLC

(dba bd|APCO and bd|CORTINA)

Financial Statements for the
Year Ended December 31, 2014
And Independent Auditor's Report

CRD# 46284

CONTENTS

PART I

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of WindRiver Capital LLC
Provo, Utah

We have audited the accompanying financial statements of WindRiver Capital LLC (a Utah corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. WindRiver Capital LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WindRiver Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
February 03, 2015

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WindRiver Capital LLC
Provo, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) bd|Cortina, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WindRiver Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) WindRiver Capital LLC stated that WindRiver Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WindRiver Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
February 03, 2015

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2014

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	398,451
Prepaid expenses		-
Total Current Assets		398,451
TOTAL ASSETS	$	398,451

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	2,150
MEMBERS' EQUITY		396,301
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	398,451

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2014

REVENUES	
Miscellaneous income	$ 35,000
Interest income	737
TOTAL REVENUES	35,737
OPERATING EXPENSES	
General and administrative	5,602
TOTAL OPERATING EXPENSES	5,602
NET INCOME	$ 30,135
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 366,166
Contributions from Members, net	-
MEMBERS' EQUITY, END OF YEAR	$ 396,301

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,135
Changes in operating assets:	
Decrese in prepaid expenses	145
Increase in accounts payable	2,150
Net Cash Used by Operating Activities	32,430
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members, net	-
Net Cash Provided by Financing Activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,430
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	366,021
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 398,451
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents.

d. Concentration of Credit Risk

The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2014, the Company had in its bank accounts $148,451 in excess of the $250,000 per depository institution that is federally insured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

f. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

g. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

h. Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2014, the Company had net capital of $398,451 which was $393,451 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 2, 2015, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2014.

WindRiver Capital LLC
Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 398,451
Non-allowable assets	-
NET CAPITAL	398,451
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
EXCESS CAPITAL	393,451
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	393,451
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	-
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	398,451
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 398,451